Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 25, 2011, relating to the consolidated financial statements and financial statement schedules of Cincinnati Financial Corporation and subsidiaries and the and the effectiveness of the company’s internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the company’s change in method of accounting for the recognition and presentation of other-than-temporary impairments in 2009), appearing in the Annual Report on Form 10-K of Cincinnati Financial Corporation for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Cincinnati, Ohio
November 21, 2011